Filed by Fresh Vine Wine, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Amaze Software, Inc.

Date: December 19, 2024

Amaze Unveils Record-Breaking 2024 Results and Strategic Creator Campaign for 2025

California – December 19, 2024 – Amaze, the leading platform for creator-powered commerce, today announced the 2025 Creator Campaign “Becoming Amazing > Being Amazing,” a bold brand awareness campaign that celebrates the journey of continuous improvement and evolution—principles that resonate deeply with creators and best encapsulate the Amaze journey leading up to and including 2024.

With 1.4 million new creators joining the platform, breakthrough revenue milestones for creators, and the launch of innovative products and partnerships from Adobe to Linktree, Amaze solidifies its position as a leader in the creator economy.

Key 2024 Achievements

A Defining Year for Global Expansion

In 2024, Amaze expanded its global fulfillment capabilities with the addition of key facilities in India and Mexico. These centers empower creators to access high-growth markets with competitive pricing and expedited shipping times. Beyond improving logistics, the localized model has significantly reduced Amaze’s environmental impact, underscoring its commitment to sustainability.

Innovative Product Diversification

Amaze continues to redefine creator-driven commerce by offering a diverse product portfolio:

•	180+ Physical Products: New additions include customizable options that allow creators to tailor products to their brand identity.
•	20+ Digital Product Categories: Launched in Q4, these offerings drive year-round revenue opportunities, especially during critical sales periods like the holidays.
•	Custom Product Partnerships: Through a collaboration with Pietra, creators can now design and launch bespoke products—ranging from toys to plushies—seamlessly and efficiently.

Strategic Partnerships and Platform Enhancements

Amaze invested heavily in partnerships and platform integrations that elevate the creator experience:

•	Adobe Express Integration: This new tool allows creators to design, customize, and launch products directly within the Amaze platform, reducing friction and increasing productivity. Feedback from attendees at Adobe MAX called this feature a game-changer.
•	AI-Powered Tools: Partnerships that provided cutting-edge tools for video editing and creativity enhancement.
•	Streamlined Shopping Experience: We’ve enhanced the fan shopping experience with optimized Link In Bio functionality, driving engagement and conversions.

Creator Success Stories

2024 showcased inspiring achievements from Amaze creators, highlighting the platform's ability to turn passion into thriving businesses:

•	Beach Reads & Bubbly: $250,000 in revenue from a two-week presale.
•	Don Marshall: $75,000 in GMV by selling 1,871 calendars in 14 days.
•	Terminal Montage: $67,000 in plushie sales in just 30 days.

These success stories not only reflect the power of the Amaze platform but also its ability to support creators in achieving meaningful, scalable growth.

Looking Ahead to 2025

2025 will see the launch of “Becoming Amazing > Being Amazing,” a bold brand awareness campaign that celebrates the journey of continuous improvement and evolution—principles that resonate deeply with creators who value tools and solutions that help them obtain sustainable revenue.

The year also brings new opportunities with the recently announced merger with Fresh Vine Wine, further expanding Amaze’s product portfolio and creating new revenue opportunities for creators.

“At Amaze, we believe that becoming amazing is better than being amazing,” said Aaron Day, CEO Amaze. “This philosophy of continuous improvement drives every decision we make. As we enter 2025, we are excited to further our mission of empowering creators and shaping the future of creator-powered commerce.”

About Amaze

Amaze Software, Inc. is an end-to-end, creator-powered commerce platform offering tools for seamless product creation, advanced e-commerce solutions, and scalable managed services. By empowering anyone to "sell anything, anywhere," Amaze enables creators to tell their stories, cultivate deeper audience connections, and generate sustainable income through shoppable, authentic experiences.

For more information, visit www.amaze.co or contact info@amaze.co.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified using words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements regarding the timing or nature of future operating or financial performance or other events. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Among these risks and uncertainties are those set forth in Fresh Vine Wine’s (“Fresh Vine”) annual report on Form 10-K for the year ended December 31, 2023, and subsequently filed documents with the SEC. In addition to such risks and uncertainties, risks and uncertainties related to forward-looking statements contained in this press release include statements relating to Fresh Vine’s business and the pursuit of Fresh Vine’s strategic options, including the proposed business combination with Amaze (the “Business Combination”). Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Fresh Vine’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the stockholders of Fresh Vine; (iii) the receipt of certain governmental and regulatory approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination or abandonment of the Business Combination Agreement; (v) the potential effect of the announcement or pendency of the Business Combination on Amaze’s or Fresh Vine’s business relationships, performance and business generally, including potential difficulties in employee retention; (vi) risks that the Business Combination disrupts current plans and operations of Fresh Vine or Amaze; (vii) the outcome of any legal proceedings that may be instituted against Fresh Vine related to the Business Combination Agreement or the Business Combination; (viii) the risk that Fresh Vine will be unable to maintain the listing of Fresh Vine’s securities on NYSE American; (ix) the risk that the price of Fresh Vine’s securities, or the price of Pubco Common Stock following the closing, may be volatile due to a variety of factors, including changes in the competitive industries in which Fresh Vine or Amaze operates, variations in performance across competitors, changes in laws and regulations affecting Fresh Vine’s or Amaze’s business and changes in the capital structure; (x) the inability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities; (xi) the risk of changes in applicable law, rules, regulations, regulatory guidance, or social conditions in the countries in which Amaze’s customers and suppliers operate in that could adversely impact Amaze’s operations; (xii) the risk that Fresh Vine and/or Amaze may not achieve or sustain profitability; (xiii) the risk that Fresh Vine and/or Amaze will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xiv) the risk that Fresh Vine and/or Amaze experiences difficulties in managing its growth and expanding operations. A further description of the risks and uncertainties relating to the business of Fresh Vine is contained in Fresh Vine’s most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the SEC. Fresh Vine cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read Fresh Vine’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this press release speak only as of the date of this document, and Fresh Vine undertakes no obligation to update or revise any forward-looking statements as a result of new information, future events or changes in its expectations.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction between Fresh Vine and Adifex Holdings LLC, a Delaware limited liability company (“Company”), pursuant to which the Company and its future subsidiary Amaze will become subsidiaries of Fresh Vine, or its successor entity. In connection with the proposed transaction, Fresh Vine, or its successor entity, will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of Fresh Vine and Company and a Prospectus of Fresh Vine, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Fresh Vine stockholders and Company members.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND FRESH VINE, THE COMPANY AND AMAZE.

A free copy of the Joint Proxy Statement/Prospectus (when it becomes available), as well as other filings containing information about Fresh Vine, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fresh Vine by accessing Fresh Vine’s website at www.ir.freshvinewine.com, by directing a request to Fresh Vine Stockholder Relations Manager, Mike Pruitt, at Fresh Vine via PO Box 78984 Charlotte, NC 28271, by calling 707.578.2238 or by sending an e-mail to mp@freshvinewine.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Fresh Vine, Company, and Amaze and certain of their respective directors, executive officers or other members of management may be deemed to be participants in the solicitation of proxies from Fresh Vine’s stockholders and Company members in connection with the proposed transaction. Information regarding Fresh Vine’s directors and executive officers is contained in Fresh Vine’s definitive proxy statement on Schedule 14A, dated November 6, 2023 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available. Investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.  Free copies of these documents may be obtained as described in the preceding paragraph.